March 22, 2006


VIA U.S. MAIL AND FACSIMILE (816) 292-2001

Scott M. Herpich, Esq.
Lathrop & Gage L.C.
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108
(816) 292-2000

Re:	Boston Financial Qualified Housing Tax Credits L.P. III
	Schedule TO-T filed on March 10, 2006, by Paco Development, L.L.C. File No. 5-81103


Dear Mr. Hepich:

      We have the following comments on the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Introduction, page 4

1. Please state the percentage of current outstanding units 11, 400 units, the number of units sought by the purchaser, in the offer, represents of the current outstanding units. Further, please state that if all the units sought are acquired, the purchaser and the 13D Joint Filers will hold approximately 19.4% of the outstanding Units, as stated under your section on "Influence Over Future Voting Decisions" at page 19.

Conditions of the Offer, page 12

2. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the first sentence of the last paragraph in this section, the phrase "regardless of the circumstances giving rise to such conditions" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position. Certain Information Concerning the Partnership, page 14

3. Please note that the address of the SEC has changed to 100 F
Street, N.E., Washington, D.C. 20549 and revise the reference throughout your disclosure accordingly.

Determination of Offer Price, page  15

4. Provide a more precise description of the method underlying the Purchaser`s calculation of the offer price, including any assumptions made, and quantify the calculations where practicable. Security holders need to know what valuation methodologies were used in deciding the amount of the consideration offered. The bidder should summarize how the offer price was determined. If you prepared a valuation for the partnership, it should disclose the value along with the basis for the value. If you decided not to perform a valuation analysis please state your reasons for not doing so.
Disclose any estimate of the fair market value of the Partnership`s property and the basis for the value. See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000). We note that you did not obtain current independent valuations or appraisals of the assets nor did you develop an estimated current liquidation value.

5. Tell us, in a supplemental response, whether you received any valuations or projections prepared by the general partner or its affiliates and obtained by you that are materially related to the transaction.

Certain Information Concerning the Purchaser, page 16

6. We note that Mr. David L. Johnson is included in the definition of "13D Joint Filers." Further, we note the reference to Mr.
Johnson`s control of certain members of the Park Group, of which Paco is a member, and the apparent court actions described in the Partnership`s Schedule 14D-9 filed March 17, 2006. Please provide us with your analysis as to whether this or any other proceeding, criminal, judicial, or administrative is required to be disclosed pursuant to Item 3 and General Instruction C to Schedule TO. See also Item
1003 of Regulation M-A.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to their disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may direct questions to me at (202) 551-3257.  You may also contact me via facsimile at (202) 772-9203.  Please send all
correspondence to us at the following ZIP Code:   20549-0303.

							Very truly yours,


							Celeste M. Murphy
							Special Counsel
							Office of Mergers and
							Acquisitions